January 13, 2010

Karl Hiller

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

America West Resources, Inc., a Nevada corporation (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed April 15, 2010

File No. 000-19620

Dear Mr. Hiller:

Please find below the Company’s response to your comment letter dated December 30, 2010.  In addition, please find attached the proposed amended sections of Form 10-K for the fiscal year ended December 31, 2009. The paragraphs containing these revisions have also been marked with the standard  and  tags.  If possible, the Company would request to obtain your feedback prior to the Company filing this amended Form.

The Current State of Development of the Property. Pages 20-21

1. SEC Comment:  We note your response to comment 1 and your proposed disclosure for page 20 regarding your proven and/or probable reserves.  Please correct the recoverable reserve terminology in your filing to proven reserves of recoverable coal when using reserve tonnages or quantities.

Company Response:  We have updated Current operations of the Horizon Mine section on page 20 and the Description of the rock formations and mineralization of existing or potential economic significance on the property section on page 21 to use the term “proven reserves of recoverable coal”.  Please see attached corrected sections.

Item 3.  Legal proceedings. Pages 23-24

4. SEC Comment:  We note your response to comment 4 in that a review of your peer companies does not indicate the need to disclose a general description of your safety efforts or resulting public statistics as tabulated and disclosed by MSHA.  The passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act , in particular section 1503, will require additional disclosure regarding your citations in future filings.  This additional disclosure will provide the context which allows investors to evaluate an aspect of your corporate management performance, but it is not required for this filing.

Company Response:  Thank you for the information on the additional disclosure that will be required in future filings by the Dodd-Frank Wall Street Reform and Consumer Protection Act.   We will prepare accordingly for these future requirements.

Please contact me with any additional comments or questions you may have.  You may fax any correspondence to (972) 767-3370.  You may also call me at (469) 233-6258.

Regards,

/s/ Brian E. Rodriguez

Brian E. Rodriguez

Chief Financial Officer

Note:   The following pages are excerpts from the Company’s 10-K with proposed changes, denoted by  and  tags.

Management estimates there are in excess of 100 million tons of additional recoverable coal reserves adjacent to the Horizon Mine that are controlled by Carbon County and the BLM. In March 2009, the BLM granted the Company a lease modification to access and lease approximately 6.8 million  proven reserves of recoverable coal from the aforementioned adjacent reserves. The Company intends to pursue additional adjacent coal reserves by negotiating with officials of Carbon County and the BLM.

The current state of development of the property

Currently the Company has mined approximately 1.6 million tons of coal from the leased and permitted area in which our reserves are located. We have obtained an estimate from a third party engineering firm which indicates that there were approximately 12.1 million tons of proven reserves of recoverable coal in that leased and permitted area as of December 31, 2009. This tonnage meets SEC definition of “proven” reserves as set forth by SEC Guide 7.    Per SEC Guide 7, proven reserves are defined as “Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established under SEC Guide 7”.  Our company has relied upon, among other data points, drill hole data with spacing of ¼ mile in estimating the recoverable reserves under lease. .

20

Description of the rock formations and mineralization of existing or potential economic significance on the property.

Coal mined at the Horizon Mine is located in what is known as the Hiawatha Coal Seam located in the Wasatch Plateau Coal Field. The average height of the seam as it runs through the mine is approximately seven feet. The coal we extract at the Horizon Mine generally has a BTU value of between 11,500 and 11,800 BTUs/lb. Analysis of the coal produced at the Horizon Mine in August of 2006 has shown BTU levels as high as 12,600. Ash levels in coal substantially affect the value of coal. As it sits in place in the Hiawatha Seam, coal at the Horizon Mine contains ash at levels from 8% to 9%.  Mining of the coal can increase ash levels if the rock either above or below the coal seam is mined and mixed with the coal taken from the seam, and our ash levels generally test out at 8% to 15%, though conditions in the mine over the last couple of years have seen higher ash levels. As stated above, reports provided to us indicate that there are at least 12.1 million tons of proven reserves of recoverable coal  remaining in our leased and permitted operations. We believe this estimate is conservative. Additional tonnage, though not leased by us at this time, is in reserves adjacent to our operation.